Exhibit 99.1

RESTRICTED STOCK PLAN

Brookfield Office Properties Inc.

June 27, 2011

table of contents

GENERAL PROVISIONS	1
Purposes	1
Definitions	1
Administration	3
AWARDS OF RESTRICTED SHARES	4
Eligibility	4
Election by Participants to Receive Bonus Payment in Cash or Restricted Shares	4
Allotment of Restricted Shares	4
Dividends	5
Vesting of Restricted Shares	5
Change in Employment Status	6
Forfeiture of Restricted Shares	6
GENERAL	6
No Right to Service	6
No Liability for Decrease in Value of Shares	6
Transferability of Awards	6
Currency	6
Withholdings	7
Successors and Assigns	7
Amendment or Termination	7
Governing Law	7
Voting	7
Section 83 election	8
Section 409A	8
Approval	8

BROOKFIELD OFFICE PROPERTIES INC.

RESTRICTED STOCK PLAN

SECTION 1                      GENERAL PROVISIONS

1.1           Purposes

The purpose of the Plan is to provide designated executives of the Corporation and Related Entities with compensation that will align their long-term interests with those of the Corporation’s shareholders.

1.2           Definitions

The following terms, when used in the Plan, shall have the respective meanings set forth below:

(a)
“Affiliate” means with respect to a person, any other person that directly, or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, such person.

(b)
“Award Date” means the last trading day preceding the date on which Restricted Shares are awarded to the Participant, provided that if Restricted Shares are approved during a Blackout Period, the Award Date will be six business days after the date on which the Blackout Period ends.

(c)
“Blackout Period” means any period imposed by the Corporation, during which specified individuals, including insiders of the Corporation, may not trade in the Corporation’s securities (including, for greater certainty, where specific individuals are restricted from trading because they have material non-public information), but does not include any period when a regulator has halted trading in the Corporation’s securities.

(d)	“Brookfield Group” means Brookfield Asset Management Inc., the Corporation and the Affiliates of either of them.

(e)	“Cause” means:

(i)	A Participant’s willful failure or refusal to perform his or her employment duties after being given notice and a reasonable opportunity to remedy such failure or refusal;

(ii)	a Participant’s gross misconduct in connection with the Participant’s employment;

(iii)	a Participant’s act of dishonesty or breach of trust in connection with the Participant's employment;

(iv)	a Participant’s conviction of, or a plea of guilty or no contest to, any indictable criminal offence or any other criminal offense involving fraud, dishonesty or misappropriation;

(v)	a Participant’s material breach of confidentiality, non-solicitation or non-competition obligations;

(vi)
a Participant’s conduct which is likely to injure the reputation or business of the Brookfield Group, including, without limitation, any breach of the Brookfield Group’s Code of Business Conduct and Ethics or the willful violation by the Participant of any of the Brookfield Group’s policies; or

(vii)	any other conduct of a Participant which would be treated as cause and/or serious misconduct under the laws of the jurisdiction in which the termination occurs.

(f)	“Code” means the U.S. Internal Revenue Code of 1986, as amended.

(g)	“Committee” means the Human Resources and Compensation Committee of the Board of Directors of the Corporation.

(h)	“Corporation” means Brookfield Office Properties Inc.

(i)
“Custodial Restricted Share Account” means the account maintained for each Participant which is a separate, personal, custodial account for each Participant outside of the Trust and to which Restricted Shares of a Participant are allocated pursuant to Section 2.3(e). Such account shall be maintained in the jurisdiction in which the Participant resides, except as otherwise determined by the Committee.

(j)	“Custodian” means American Stock Transfer & Trust LLC or such other entity as may be appointed by the Committee from time to time to act as Custodian.

(k)
“Fair Market Value” means the closing price on the applicable date of a Share as reported on the NYSE (or if the NYSE is not open on such date, the immediately preceding date on which the NYSE is open).

(l)	“Hold Date” means the fifth anniversary of the Award Date.

(m)	“NYSE” means The New York Stock Exchange, or successor thereto.

(n)	“Participant” means a designated executive or key employee of the Brookfield Group who participates in the Plan.

(o)	“Plan” means the Restricted Stock Plan of the Corporation as set forth herein.

(p)	“Purchase Expenses” means brokerage commissions, transfer taxes and other charges or expenses on the purchase of Shares.

(q)	“Related Entity” means a related corporation as determined in accordance with the Income Tax Act (Canada).

(r)	“Restricted Share” means a Share awarded to a Participant on the terms contained in this Plan.

(s)	“Restricted Share Allotment Price” means the Fair Market Value on the Award Date of a Share determined on the NYSE.

(t)	“Sale Expenses” means brokerage commissions, transfer taxes and other charges or expenses on the sale or exchange of Shares.

(u)	“Share” means a Common Share of the Corporation.

(v)	“Termination Date” means:

(i)	if the Participant’s employment is terminated for Cause, the date notice of termination is provided to the Participant;

(ii)	if the Participant resigns, the date the Participant provides notice of resignation;

(iii)	if a Participant dies, the date of the Participant’s death;

(iv)
if a Participant is on a continuous leave of absence, including for disability, the earlier of two years from the start of the Participant’s leave and the date on which the Participant is given notice of termination of employment; and

(v)	in all other cases the Participant’s last date of employment;

provided that Termination Date does not include any period of statutory, contractual or reasonable notice or any period of deemed employment or salary continuance.

(w)	“Trust” means the trust established pursuant to the Trust Agreement.

(x)	“Trust Agreement” means the employee plan trust agreement dated June 27, 2011 between the Corporation and the Trustee and as the same may be amended, supplemented or restated from time to time.

(y)	“Trustee” means CIBC Mellon Trust Company or such other entity as may be appointed by the Committee from time to time to act as Trustee.

(z)	“Vest, Vesting or Vested” means the Vesting Date has occurred.

(aa)	“Vesting Date” has the meaning set out in Section 2.5.

1.3           Administration

(a)	The Plan shall be administered by the Committee with the Corporation being responsible for all costs relating to the administration of the Plan other than the Sale Expenses.

(b)
The Committee is authorized, subject to the provisions of the Plan, to establish such rules and regulations as it deems necessary for the proper administration of the Plan and to make determinations and take such other action in connection with or in relation to the Plan as it deems necessary or advisable. Each determination or action made or taken pursuant to the Plan, including interpretation of the Plan, shall be final and conclusive for all purposes and binding upon all parties.

(c)	The Committee may accelerate the Vesting Date for any Restricted Share at any time.

SECTION 2                      AWARDS OF RESTRICTED SHARES

2.1           Eligibility

Executives and key employees of the Brookfield Group, designated by the Committee, are eligible to participate in the Plan.

Restricted Shares are granted under this Plan and awarded as follows:

(a)	As elected by a Participant in lieu of a cash bonus payment pursuant to Section 2.2;

(b)	As elected by the Corporation in lieu of a cash bonus payment to the Participant;;

(c)	Additional discretionary compensation; or

(d)	An incentive for joining the Brookfield Group.

2.2           Election by Participants to Receive Bonus Payment in Cash or Restricted Shares

Participants will have the option each year to elect to receive all or a portion of the bonus to which they may be entitled, in the form of Restricted Shares.  Such election shall be made in accordance with the Corporation’s policies from time to time.

2.3           Allotment of Restricted Shares

(a)	Restricted Shares will be allocated pursuant to Section 2.1 above.

(b)
The number of Restricted Shares to be allocated to each Participant will be calculated based on the dollar value of the bonus allocated to the Plan for Restricted Shares pursuant to Section 2.1 divided by the Fair Market Value.  Bonus awards will be converted to US dollars, as applicable, using the mid-market exchange rate on the Award Date.

(c)
As soon as practicable after determining the number of Restricted Shares and any terms and conditions of the Restricted Shares to be granted to a Participant, the Committee shall cause an agreement in writing to be given to the Participant advising the Participant as to the number of Restricted Shares, the Restricted Share Allotment Price, the deemed value for tax reporting purposes (if applicable and if different from the Restricted Share Allotment Price), and any terms and conditions pertaining to the Restricted Shares granted to the Participant under the Plan or as determined by the Committee from time to time in such form as may be approved by the Committee from time to time (the “Award Agreement”). The grant of Restricted Shares is conditional on the Participant signing the Award Agreement.

(d)
As soon as practical after determining the number of Restricted Shares to be granted to a Participant, the Corporation shall transfer to the Trustee sufficient funds to allow the Trustee to purchase the Shares.  Upon receipt of such funds from the Corporation, the Trustee shall purchase Shares.  All purchases by the Trustee shall be at the Trustee's sole discretion, and the Trustee shall control the time, amount and manner of all purchases of Shares.  The Trustee shall purchase Shares through the facilities of any stock market or exchange where the Shares are normally listed or sold.  The Corporation will pay all of the Purchase Expenses associated with the purchase of Restricted Shares.  The Participant will pay all of the Sale Expenses associated with the disposition of Restricted Shares.

(e)	Restricted Shares granted to a Participant shall be credited to the Participant’s Custodial Restricted Share Account.

2.4           Dividends

(a)
Unvested Shares.  A Participant shall have no right to receive any cash dividend paid prior to the Hold Date on Restricted Shares that have not Vested under the terms of the Plan, provided that a Participant may elect to receive cash sufficient to pay income taxes (if any) associated with such dividend. Instead, any such dividend shall be used to purchase additional Shares which shall be credited to the Participant’s Custodial Restricted Share Account and shall be subject to the same restrictions, Vesting and other terms and conditions applicable to the associated Restricted Shares and shall be treated as an award of additional Restricted Shares.

(b)
Vested Shares.  Dividends paid prior to the Hold Date on Restricted Shares that have Vested under the terms of the Plan shall be used to purchase additional Shares which shall be credited to the Participant’s Custodial Restricted Share Account and shall be subject to the same restrictions (other than Vesting) and other terms and conditions applicable to the associated Vested Restricted Shares and shall be treated as an award of additional Vested Restricted Shares; provided that the Participant may elect to receive cash sufficient to pay income taxes associated with the dividend.

(c)
When dividends are paid on Shares after the Hold Date, the Participant shall receive the entire amount of the dividend in cash unless the Participant elects, not less than 10 business days prior to the dividend payment date in form acceptable to the Committee, to have the dividend reinvested by the Custodian in additional Shares held by the Custodian pursuant to this Section.

2.5           Vesting of Restricted Shares

Except as otherwise determined by the Committee, Restricted Shares received in lieu of a Participant’s cash bonus pursuant to Section 2.1(a) will Vest immediately and all other Restricted Shares will Vest in equal installments of 20% on each of the first through fifth anniversaries of the date of grant unless otherwise specifically outlined at the time of the award (the “Vesting Date”).  Restricted Shares are held by the Custodian and remain subject to the restrictions under this Plan until the Hold Date.

2.6           Change in Employment Status

Except as otherwise determined by the Committee:

(a)	If a Participant is terminated for Cause all Restricted Shares which have not Vested and all Vested Restricted Shares for which the Hold Date has not occurred will be forfeited.

(b)
In all other cases of cessation of employment, all Restricted Shares which have not Vested on the Termination Date will be forfeited and all Restricted Shares which have vested on the Termination Date will remain subject to the terms of the Plan until the Hold Date.

2.7           Forfeiture of Restricted Shares

On the forfeiture of Restricted Shares pursuant to this Section, the Shares comprising the Restricted Shares shall be returned to the Trustee who shall sell such Shares on the market and pay the proceeds of such sale to the Corporation.

SECTION 3                      GENERAL

3.1           No Right to Service

Neither participation in the Plan nor any action under the Plan shall be construed to give any Participant a right to be retained in the service of the Corporation.

3.2           No Liability for Decrease in Value of Shares

The Corporation, and its Related Entities, and their directors and officers, shall not be liable to any Participant, beneficiary or legal representative of a Participant for any decrease in the value of a Restricted Share that may occur for any reason.

3.3           Transferability of Awards

In no event may the rights or interest of a Participant be assigned, encumbered or transferred except:

(a)	To the extent that rights may pass to a beneficiary or legal representative of a Participant pursuant to the terms of the Plan upon the death of a Participant;

(b)	As expressly approved by the Committee; or

(c)	After the Hold Date.

3.4           Currency

Amounts under this Plan are denominated in U.S. dollars.

3.5           Withholdings

As a condition to the delivery of any Restricted Shares or cash pursuant to the Plan or the lifting or lapse of restrictions on any Restricted Shares, or in connection with any other event that gives rise to a federal or other governmental tax withholding obligation on the part of the Corporation relating to an award, (a) the Corporation may deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to the Participant, whether or not pursuant to the Plan, (b) the Corporation shall be entitled to require that the Participant remit cash to the Corporation (through payroll deduction or otherwise) or (c) the Corporation may enter into any other suitable arrangements to withhold, in each case in an amount sufficient in the opinion of the Corporation to satisfy such withholding obligation. Notwithstanding the foregoing, a Participant may elect to satisfy all or part of his or her withholding or income tax obligation by having the Corporation withhold a portion of any Restricted Shares that otherwise would be awarded to him or her or by surrendering a portion of any Restricted Shares that he or she was previously awarded and have now vested.  Such Restricted Shares shall be valued at their Fair Market Value on the date when the obligation to withhold arises.

In addition, the Trustee or Custodian may withhold from payments under this Plan, if any, or may sell Shares held in a Participant’s Custodial Restricted Share Account and use the proceeds to pay all amounts required to be withheld or remitted pursuant to applicable laws as determined by the Corporation, in its sole discretion, to the extent the Participant does not remit such amounts to the Trustee on or before the applicable date.

3.6           Successors and Assigns

The Plan shall be binding on all successors and assigns of the Corporation and a Participant, including without limitation, the beneficiary or legal representative of such Participant, or any receiver or trustee in bankruptcy or representative of the Participant’s creditors.

3.7           Amendment or Termination

The Committee may amend, suspend or terminate the Plan at any time and in such manner and to such extent as it deems advisable. No such amendment or termination shall materially adversely affect the right of a Participant in respect of any Restricted Shares granted prior to the date of such amendment or suspension.

3.8           Governing Law

The validity, construction and effect of the Plan and any actions taken or relating to the Plan shall be governed by and interpreted and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

3.9           Voting

The Participant is the owner of the Shares comprising the Restricted Shares and so is entitled to exercise voting rights and all other rights attaching to the ownership of Shares, subject to the restrictions set out in this Plan.

3.10           Section 83 Election

Each Participant agrees to notify the Corporation in writing if such Participant makes the election provided for in Section 83(b) of the Code with respect to any award of Restricted Shares and to provide a copy of such election to the Corporation.

3.11           Section 409A

Compensation paid or deemed paid under this Plan to Participants who are subject to U.S. federal tax is intended to avoid the imposition of any additional taxes or penalties under Section 409A of the Code and the Plan shall be construed and interpreted to preserve the intended tax consequences of the Plan.  If the Committee determines that an award, award agreement, payment, distribution, or any other action contemplated by the provisions of the Plan would, if undertaken, cause a Participant to become subject to any additional taxes or other penalties under Section 409A of the Code, then unless the Committee specifically provides otherwise, such award, award agreement, payment, distribution or other action shall not be given effect to the extent it causes such result and the related provisions of the Plan and/or award agreement will be deemed modified, or, if necessary, suspended in order to comply with the requirements of Section 409A of the Code to the extent determined appropriate by the Committee, in each case without the consent of or notice to the Participant.

3.12           Approval

The Plan was approved by the Board of Directors of the Corporation on June 1, 2011.